UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KEMET Corporation

(Exact name of the registrant as specified in its charter)

Delaware    1-15491    57-0923789

(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

KEMET Tower, 1 East Broward Blvd., Fort Lauderdale, Florida     33301

(Address of principal executive offices)    (Zip code)

R. James Assaf                    954-766-2817

(Name and telephone number, including area code, of the
Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

KEMET is a leading global manufacturer of electronic components. As used in this report, the terms “we,” “us,” “our,” “KEMET” and the “Company” refer to KEMET Corporation and its predecessors, subsidiaries and affiliates, unless the context indicates otherwise.

KEMET manufactures passive electronic components, specifically multilayer ceramic, tantalum, film, aluminum (solid and electrolytic) capacitors, and electro-magnetic compatible (“EMC”) devices, sensors and actuators. Additionally, KEMET manufactures non-passive electronic control boards.

Below is a chart illustrating each of our product categories and the conflict minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) that are necessary to their functionality or production. As set forth in Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 thereunder (the “Rule”), “tantalum,” “tin,” and “tungsten” refer to the derivatives of the metal ores from which those minerals are extracted, namely, columbite-tantalite, cassiterite and wolframite, respectively.

Product Category	Tantalum	Tin	Tungsten	Gold
Tantalum Capacitors	✓	£	×	£
Tantalum Polymer Capacitors	✓	£	×	£
Aluminum Polymer Capacitors	×	✓	×	×
Ceramic Capacitors	×	£	£	£
Film and Paper Capacitors	×	✓	×	£
Electrolytic Capacitors	×	✓	×	£
Electric Double-Layered Capacitors	×	✓	×	×
Electrical Filters	×	✓	×	£
Electronic Control Boards	£	✓	£	£
Magnetics	×	✓	×	£
Sensors	×	✓	×	£
Actuators	×	✓	×	£

✓ Product category contains specified conflict minerals
£ Product category contains specified conflict minerals depending on specific part type
× Product category does not contain specified conflict minerals

KEMET has concluded in good faith that during 2018:

1.	KEMET manufactured or contracted to manufacture products as to which conflict minerals are necessary to the functionality or production;

2.
Tantalum material was sourced either directly through our vertically integrated tantalum supply chain or through external third party suppliers. All tungsten, tin, and gold material was sourced from external third party suppliers; and

3.
Based on a reasonable country of origin inquiry, KEMET knew or had reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country as defined in the Rule (collectively, sometimes referred to as the “Covered Countries”), and knew or had reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

The results of our reasonable country of origin inquiry conducted on these conflict minerals were as follows:

•	For tantalum, tin, and gold, KEMET determined a portion of the material came from recycle or scrap material.

•	For tantalum, not from recycle or scrap, we determined the country of origin for all materials and confirmed that the country of origin included a Covered Country.

•	For tin, despite diligent efforts, we were not able to determine the country of origin for all materials but did confirm a country of origin included a Covered Country.

•	For gold, despite diligent efforts, we were not able to determine the country of origin for all materials but did confirm a country of origin included a Covered Country.

•
For tungsten, despite diligent efforts and because some tungsten necessary to the functionality or production of KEMET’s products was acquired in 2011 and considered to be “outside the supply chain” (or fully smelted), we were not able to determine the country of origin for all materials but did confirm a country of origin included a Covered Country.

Conflict Mineral	Countries of origin include a Covered Country?
Tantalum	Yes
Tin	Yes
Tungsten	Yes
Gold	Yes

Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), KEMET has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD and made such report publicly available on KEMET’s website at www.kemet.com/conflictfree. Information within KEMET’s website shall not constitute a part of this Form SD.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, KEMET is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of KEMET Corporation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEMET Corporation
(Registrant)

By: /s/ SUSAN B. BARKAL	Date: May 17, 2019
Susan B. Barkal
Senior Vice President, Quality, Chief Compliance Officer and Chief of Staff

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